Filed by Equity One, Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                        Subject Company: Equity One, Inc.
                         Commission File No: 000-1042810

Investors and security holders are urged to read the definitive proxy statement that will be filed by Equity One, Inc. ("Equity One") with the Securities and Exchange Commission ("SEC") in connection with the a solicitation of proxies regarding the acquisition of Centrefund Realty (U.S.) Corporation ("CEFUS") and the definitive proxy statement/prospectus that will be included in the Registration Statement on Form S-4, as amended by amendment No. 1 thereto, to be filed by Equity One with the SEC in connection with its proposed acquisition of United Investors Realty Trust ("United Investors") because such documents will contain important information. Investors and security holders may obtain a free copy of the documents (when available) and other relevant documents filed by Equity One with the SEC at the SEC's web site at www.sec.gov. Copies of such documents and such others may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Director of Investor Relations (telephone: (305) 947-1664).

Equity One, CEFUS and United Investors, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transactions. A description of any interests that Equity One's, CEFUS' and United Investors' directors and executive officers have in the proposed transactions will be contained in the above described documents.

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Equity One's forward-looking statements, including the following factors: changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of Equity One's, CEFUS' and United Investors' current and prospective tenants; Equity One's ability to successfully integrate the operations of CEFUS and United Investors into the Equity One organization; Equity One's ability to realize economies of scale; continuing supply constraints in Equity One's, CEFUS' and United Investors' current markets; and other risks, which are described in Equity One's and United Investors' Forms 10-K and most recent Forms 10-Q, which are on file with the Securities and Exchange Commission and which will be set forth in the proxy statements and proxy statement/prospectus regarding each transaction.



July 25, 2001

A registration statement relating to the Equity One securities to be issued in the acquisition of United Investors by Equity One has been filed with the SEC. The securities may not be sold nor may offers to buy be submitted prior to the time such registration statement becomes effective. This communication shall not be deemed to contain an offer to sell or the solicitation of an offer to buy nor there any sale of these securities in any states where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Attached hereto is the text of Equity One's:

         1. Press release dated July 25, 2001 regarding its financial results for the three month and six month periods ended June 30, 2001; and

         2. Supplemental Information Package regarding the financial results and related information of Equity One for the three month and six month periods ended June 30, 2001.

Notwithstanding this filing nor anything intended herein, the attached materials are not intended to be nor shall they be deemed to be a solicitation of any proxy with regard to the acquisition of CEFUS or United Investors Realty Trust or the solicitation of any offer to purchase or offer to sell any securities of Equity One.